UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   JUNE 13, 2005                      /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION. (the "Issuer")
         Suite 709 - 837 West Hastings Street
         Vancouver, British Columbia   V6C 3N6

2.       DATE OF MATERIAL CHANGE

         June 13, 2005

3.       PRESS RELEASE

         The press release was released on June 13, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos, President
         Phone: (604) 687-1828

9.       DATE OF REPORT

         June 13, 2005.

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

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NEWS RELEASE                                                       JUNE 13, 2005

                          NEWS RELEASE - June 13, 2005

                     Exploration Program Underway on Amera's
                          Esperanza Gold Project, Peru

Amera Resources Corporation (AMS-TSX.V) is pleased to announce that the Company has mobilized an exploration team to its 16,000 hectare Esperanza Gold Project, located in the prolific Miocene Gold-Silver Belt in Arequipa Department, southern Peru. The Phase II exploration program consists of a 30 person camp and will include ground geophysics, detailed geologic mapping, sampling and reconnaissance of the recently expanded land package adjoining Cia. de Minas Buenaventura S.A.A.'s ("Buenaventura") Poracota Gold discovery.

Six gold targets have been identified to date on the Esperanza Project, including "Zona Ventana", an epithermal alteration zone with anomalous gold extending for more than one kilometre along an incised river valley and occurring over a minimum of 150 metres of vertical thickness. In addition to highly anomalous gold, elevated epithermal pathfinder elements occur over the entire length of the zone (see February 10, 2005 news release).

Two kilometres to the to south of Zona Ventana, a similar epithermal alteration and gold mineralization has been discovered at "Zona Afuera". The entire region has recently seen an increase in exploration activity with Peruvian-based Buenaventura directing a significant portion of its exploration budget to the development of the neighbouring Poracota Gold Project.

Quantec Geoscience Peru S.A.C. has been contracted to carry out a minimum of 31 line kilometres of pole-dipole IP/resistivity and ground magnetics over the Zona Ventana-Zona Afuera corridor. Further detailed mapping and sampling will also be carried out in the area. The results of the Phase II program will be used to prioritize targets for trenching and drill testing in the Zona Ventana-Zona Afuera area. In addition, crews will carry out reconnaissance prospecting and sampling over the additional 12,000 hectare land package Amera recently staked between the Zona Ventana/Afuera area and the Poracota Gold Project.

The Phase II exploration program on the Esperanza Project will be carried out under the supervision of John A. Brophy, P.Geo., a Qualified Person as defined by National Instrument 43-101.

News Release                                                       June 13, 2005
Amera Resources Corporation                                               Page 2
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Amera is leveraging  its extensive  contact  network,  is actively  exploring in
Argentina, Peru and Nevada and continues to negotiate for the acquisition of additional properties in the Americas. The Company also enjoys a close association with The Grosso Group, giving the Company exposure to an extensive array of mineral opportunities and access to the Group's global financial network. The Grosso Group has enjoyed tremendous success in the exploration field, most notably with IMA Exploration Inc., and is comprised of a team of seasoned professionals led by Mr. Joseph Grosso. This affiliation enables Amera to fast track its property acquisition and exploration strategies.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
-----------------------------------
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2005 Number 12
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